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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*


                             NETSOLVE, INCORPORATED
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    64115J106
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ]  Rule 13d-1(b)
               [ ]  Rule 13d-1(c)
               [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

ITEM 1(A).     NAME OF ISSUER:
               --------------
               NetSolve, Incorporated

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               -----------------------------------------------
               12331 Riata Trace Parkway, Austin, Texas 78727

ITEM 2(A).     NAMES OF PERSONS FILING:
               -----------------------
               New Enterprise Associates IV, Limited Partnership ("NEA IV") and Spectra Enterprise Associates, Limited Partnership ("Spectra" and together with NEA IV, the "Funds"); NEA Partners IV, Limited Partnership ("NEA Partners IV"), which is the sole general partner of NEA IV, and NEA Spectra Partners, Limited Partnership ("Spectra Partners" and together with NEA Partners IV, the "GPLPs"), which is the sole general partner of Spectra; and Cornelius C. Bond, Jr. ("Bond"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Thomas C. McConnell ("McConnell"), and Charles W. Newhall III ("Newhall") (collectively, the "General Partners"). Bond, Kramlich and Newhall are individual general partners of each GPLP. Dorman and McConnell are individual general partners of NEA Partners IV. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               -----------------------------------------------------------
               The address of the principal business office of NEA IV, NEA Partners IV, Spectra, Spectra Partners, Bond, Dorman and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025.

ITEM 4.        OWNERSHIP.
               ---------
               (a) Amount Beneficially Owned: NEA IV is the record owner of 2,000,000 shares of Common Stock (the "NEA IV Shares") as of December 31, 2002. Spectra is the record owner of 340,199 shares of Common Stock as of December 31, 2002 (the "Spectra Shares"). As the sole general partner of NEA IV, NEA Partners IV may be deemed to own beneficially the NEA IV Shares. As the sole general partner of Spectra, NEA Spectra Partners may be deemed to own beneficially the Spectra Shares. By virtue of their relationship as affiliated limited partnerships, certain of whose general partners share some of the same individual general partners, each Fund and GPLP may be deemed to share the power to direct the disposition and vote of the NEA IV Shares and the Spectra Shares, for an aggregate of 2,340,199 shares (the "Record Shares"). By virtue of their relationship as affiliated limited partnerships, who have overlapping individual general partners, each GPLP may be deemed to share the power to direct the disposition and vote of the Record Shares.

                    As individual general partners of each of the GPLPs, Bond, Kramlich and Newhall may be deemed to own beneficially all of the Record Shares. As individual general partners of NEA Partners IV, which is the sole general partner of NEA IV, Dorman and McConnell may be deemed to own beneficially the NEA IV Shares.

                    Bond is the record owner of 19,037 shares of Common Stock as of December 31, 2002. Kramlich is the record owner of 22,672 shares of Common Stock and his wife, Pam Kramlich, is the record owner of 807 shares of Common Stock as of December 31, 2002. Newhall is the record owner of 11,237 shares of Common Stock as of December 31, 2002. McConnell is the record owner of 1,698 shares of Common Stock as of December 31, 2002.

               (b) Percent of Class: Bond and Kramlich: 20.1%. Newhall: 20.0%. The Funds, GPLPs, Dorman and McConnell: 19.9%. The foregoing percentages are calculated based on 11,748,278 shares of Common Stock reported to be outstanding as reported in the Issuer's most recently filed Quarterly Statement on Form 10-Q.

               (c)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 19,037 shares for Bond. 23,479 shares for Kramlich. 11,237 shares for Newhall. 1,698 shares for McConnell. 0 shares for Dorman.

                  (ii)      shared power to vote or to direct the vote:
                            2,340,199 shares for the Funds, GPLPs, Bond,
                            Kramlich and Newhall. 2,000,000 shares for Dorman and McConnell.

                 (iii) sole power to dispose or to direct the disposition of: 19,037 shares for Bond. 23,479 shares for Kramlich. 11,237 shares for Newhall. 1,698 shares for McConnell. 0 shares for Dorman.

                  (iv) shared power to dispose or to direct the disposition of: 2,340,199 shares for the Funds, GPLPs, Bond, Kramlich and Newhall. 2,000,000 shares for Dorman and McConnell.

               Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
               --------------------------------------------
               Not applicable.

               All other items reported on the Schedule 13G dated as of February 13, 2002 and filed on behalf of the Reporting Persons with respect to the Common Stock of NetSolve, Incorporated remain unchanged.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By: NEA PARTNERS IV, LIMITED PARTNERSHIP

    By:                *
        --------------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP

By:                *
    -------------------------------
    Charles W. Newhall III
    General Partner


SPECTRA ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By: NEA SPECTRA PARTNERS, LIMITED PARTNERSHIP

    By:                 *
        -------------------------------
        Charles W. Newhall III
        General Partner


NEA SPECTRA PARTNERS, LIMITED PARTNERSHIP

By:                 *
    -------------------------------
    Charles W. Newhall III
    General Partner

               *
------------------------------
Cornelius C. Bond, Jr.


               *
------------------------------
C. Richard Kramlich


               *
------------------------------
Thomas C. McConnell


               *
------------------------------
Charles W. Newhall III


                                        *By: /s/ Nancy L. Dorman
                                             ----------------------------------
                                             Nancy L. Dorman, in her individual
                                             capacity and as Attorney-in-Fact

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This Schedule 13G was executed by Nancy L. Dorman pursuant to Power of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT
                                    ---------

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of NetSolve, Incorporated.

     EXECUTED as a sealed instrument this 13th day of February, 2003.


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By: NEA PARTNERS IV, LIMITED PARTNERSHIP

    By:                *
        --------------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP

By:               *
    -------------------------------
    Charles W. Newhall III
    General Partner


SPECTRA ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By: NEA SPECTRA PARTNERS, LIMITED PARTNERSHIP

    By:              *
        ----------------------------
        Charles W. Newhall III
        General Partner


NEA SPECTRA PARTNERS, LIMITED PARTNERSHIP

By:              *
    --------------------------
    Charles W. Newhall III
    General Partner

               *
------------------------------
Cornelius C. Bond, Jr.


               *
------------------------------
C. Richard Kramlich


               *
------------------------------
Thomas C. McConnell


               *
------------------------------
Charles W. Newhall III



                                        *By: /s/ Nancy L. Dorman
                                             ----------------------------------
                                             Nancy L. Dorman, in her individual
                                             capacity and as Attorney-in-Fact

--------------------------------------------------------------------------------
This Schedule 13G was executed by Nancy L. Dorman pursuant to Power of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.


                                        /s/ Raymond L. Bank
                                        -------------------------------------
                                        Raymond L. Bank


                                        /s/ Thomas R. Baruch
                                        -------------------------------------
                                        Thomas R. Baruch


                                        /s/ Cornelius C. Bond, Jr.
                                        -------------------------------------
                                        Cornelius C. Bond, Jr.


                                        /s/ Frank A. Bonsal, Jr.
                                        -------------------------------------
                                        Frank A. Bonsal, Jr.


                                        /s/ James A. Cole
                                        -------------------------------------
                                        James A. Cole

                                        /s/ Nancy L. Dorman
                                        -------------------------------------
                                        Nancy L. Dorman


                                        /s/ Neal M. Douglas
                                        -------------------------------------
                                        Neal M. Douglas


                                        /s/ John W. Glynn, Jr.
                                        -------------------------------------
                                        John W. Glynn, Jr.


                                        /s/ Curran W. Harvey
                                        -------------------------------------
                                        Curran W. Harvey


                                        /s/ Ronald Kase
                                        -------------------------------------
                                        Ronald Kase


                                        /s/ C. Richard Kramlich
                                        -------------------------------------
                                        C. Richard Kramlich


                                        /s/ Robert F. Kuhling
                                        -------------------------------------
                                        Robert F. Kuhling


                                        /s/ Arthur J. Marks
                                        -------------------------------------
                                        Arthur J. Marks


                                        /s/ Thomas C. McConnell
                                        -------------------------------------
                                        Thomas C. McConnell


                                        /s/ Donald L. Murfin
                                        -------------------------------------
                                        Donald L. Murfin


                                        /s/ H. Leland Murphy
                                        -------------------------------------
                                        H. Leland Murphy

                                        /s/ John M. Nehra
                                        -------------------------------------
                                        John M. Nehra


                                        /s/ Charles W. Newhall III
                                        -------------------------------------
                                        Charles W. Newhall III


                                        /s/ Terry L. Opdendyk
                                        -------------------------------------
                                        Terry L. Opdendyk


                                        /s/ Barbara J. Perrier
                                        -------------------------------------
                                        Barbara J. Perrier


                                        /s/ C. Vincent Prothro
                                        -------------------------------------
                                        C. Vincent Prothro


                                        /s/ C. Woodrow Rea, Jr.
                                        -------------------------------------
                                        C. Woodrow Rea, Jr.


                                        /s/ Howard D. Wolfe, Jr.
                                        -------------------------------------
                                        Howard D. Wolfe, Jr.


                                        /s/ Nora M. Zietz
                                        -------------------------------------
                                        Nora M. Zietz